Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Annual Report on Form 40-F (the “Annual Report”) of ImmunoPrecise Antibodies Ltd. (“the Company”) of our report dated July 27, 2021 relating to the Company’s consolidated financial statements for the years ended April 30, 2021 and 2020 incorporated by reference in the Annual Report which is filed as an exhibit to the Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-249957) and Form S-8 (No. 333-256730) of ImmunoPrecise Antibodies Ltd. of our report dated July 27, 2021 referred to above and to the reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form included in Exhibit 99.1 of ImmunoPrecise Antibodies Ltd.’s Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

Vancouver, British Columbia, Canada

July 27 2021